

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2018

Christopher Ferguson
Chief Executive Officer
Xspand Products Lab, Inc.
909 New Brunswick Avenue
Phillipsburg, NJ 08865

Re: Xspand Products Lab, Inc.
Preliminary Information Statement on Schedule 14C
Filed July 6, 2018
File No. 001-38448

Dear Mr. Ferguson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure